Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES COMPLETION
OF SHARE PURCHASE PROGRAM IN THE UNITED STATES

Edmonton, Alberta, December 20, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) announced today that it completed its previously announced share purchase program (the “Purchase Program”) on December 19, 2013. Under the Purchase Program, the Company purchased 1,800,000 of its voting common shares. The purchase represents approximately 5% of the issued and outstanding voting common shares as of September 30, 2013. As a result, there were approximately 34,715,236 issued and outstanding voting common shares at the close of business December 19, 2013.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca